UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-21777

GOLDEN QUEEN MINING CONSOLIDATED LTD.
(Translation of registrant’s name into English)

#880 - 580 Hornby Street
Vancouver, BC V6C 3B6
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Queen Mining Consolidated Ltd.
Date:	November 18, 2019		(Registrant)

		By:		/s/ Brenda Dayton
			Name:	Brenda Dayton
			Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release Dated November 18, 2019